Mail Stop 6010					January 11, 2007



Charles N. Jolly, Esquire
General Counsel
Prestige Brands Holdings, Inc.
90 North Broadway
Irvington, New Jersey 10533

      Re:	Prestige Brands Holdings, Inc.
		Registration Statement on Form S-3
      Filed December 28, 2006
		File No. 333-139702

Dear Mr. Jolly:

      We have limited our review of your filing to the following comments pertaining to the selling shareholders. Once you have complied with our comments on this filing, we will act upon any request for acceleration of the effective date of the registration statement and, pursuant to delegated authority, grant acceleration of the effective date.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Form S-3

Selling Stockholders, page 7

1. Please expand the discussion to identify the initial transaction in which the securities were sold as requested by General
Instruction
II. G of Form S-3. In addition, please confirm supplementally that the securities that are the subject of the registration statement were issued and outstanding prior to the filing of the registration statement. We may have additional comments.



General

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact John L. Krug, Staff Attorney at (202) 551-
3862
or me at (202) 551-3715 with any questions.

      					Sincerely,


      					Jeffrey Riedler
      					Assistant Director

cc: Gary M. Brown, Esquire
      Mark A.B. Carlson, Esquire